FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

June 21, 2005

Current Technology Corporation (File#0-1984)

(Translation of registrant's name into English)

Suite 530 - 800 West Pender Street, Vancouver, BC Canada V6C 2V6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ......  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

NEWS RELEASE

June 21, 2005

The following was issued today by Robert Kramer, Director, Current Technology Corporation (OTC Bulletin Board: CRTCF):

Current Technology Corporation reports the following results at the Annual and Special Meeting of its shareholders held in Vancouver, British Columbia on June 17, 2005:

Motions                                       Percentage Approval
Appoint auditor                                         99.95%
Elect Anne Kramer                                    99.72%
Elect Robert K. Kramer                            99.72%
Elect Peter W. Bell                                    99.93%
Elect Anthony J. Harrison                          99.51%
Elect Eldon K. Heppner                            85.68%
Elect George A. Chen                               99.93%
Approve stock options                              97.78%
Ratify 2004 Stock Option
    and Stock Bonus Plan                           99.06%

Over 35% of the outstanding shares were represented at the meeting.

The Board of Directors has appointed the following officers:

Name                                        Office
Anne Kramer                            Chairman of the Board
Robert K. Kramer                     President and Chief Executive Officer
George A. Chen                        Chief Financial Officer
Anthony J. Harrison                   Chief Operating Officer

The Board of Directors has appointed the following persons to the Audit Committee:
Eldon K. Heppner, CA (Chair), Peter W. Bell, MBA and Robert K. Kramer, CA, CPA.

ABOUT CURRENT TECHNOLOGY CORPORATION
Current Technology Corporation remains committed to developing its non-invasive pulsed electro-stimulation technology.  This technology has enabled the company to develop two separate and distinct products emanating from the TrichoGenesis platform, thus far, that offer help for those concerned with their hair:  ElectroTrichoGenesis (ETG) and CosmeticTrichoGenesis (CTG).  Current Technology holds patents throughout the world and has spent over US $15 million in research and development of its TrichoGenesis platform and systems.  The patents encompass the technology, methodology and design of the company’s products.

For further information, please contact:

CORPORATE:
Robert Kramer
Current Technology Corporation
1-800-661-4247
604-684-2727
rkramer@current-technology.com

INVESTOR RELATIONS:
Richard Hannon
Polestar Communications
1-866-858-4100

MEDIA
Nancy Trent/Walter Sperr
Trent & Company, Inc.
594 Broadway – Suite 901
New York, NY 10012
212-966-0024
www.trentandcompany.com